

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

Jeffrey Lucas
Chief Financial Officer
Bitfarms Ltd
18 King Street East
Suite 902
Toronto, Ontario
Canada M5C 1C4

>   **Re: Bitfarms Ltd**
>   **Form 40-F for the Fiscal Year Ended December 31, 2022**
>   **Filed March 21, 2023**
>   **File No. 001-40370**
>   **Response dated July 27, 2023**

Dear Jeffrey Lucas:

We have reviewed your July 27, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

Form 40-F for the Fiscal Year Ended December 31, 2022

Exhibit 99.2 Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 8

1.   We acknowledge your response to comment 1. IAS 7.16 states that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as investing activities and examples of cash flows arising from investing activities include cash receipts from sales of property, plant and equipment, intangibles and other long-term assets. We note that your digital assets are classified as an intangible asset, even though you classify this asset as a current asset. Your discussion of IAS

7.16(b) seems to dismiss its applicability simply because your digital assets are classified as current assets. Since we note that IAS 7.16(b) specifically refers to sales of intangible assets, please tell us further about your consideration of this guidance.

Note 3. Basis of Presentation and Significant Accounting Polcies
Revenue Recognition, page 13

2. We acknowledge your response to comment 2. Please respond to the following:
   - We note from Appendix A that the terms of service may change. Confirm that the version you sent to us covers the financial statement periods included in your Form 40-F and provide us with any new versions that were issued subsequent to the financial statement periods presented.
   - Your response told us that you only have one mining pool customer, but your disclosure refers to contracts with mining pools. Tell us why.
   - With respect to step one of IFRS 15, tell us how you considered when contract inception occurs and the duration of the contract. Tell us how you considered the termination provisions of the contract including sections 3(d) and 8. Refer to IFRS 15.9 - 15.17.
   - With respect to step 2 of IFRS 15, we note that Appendix B to the contract refers to the payment of a flat amount of BTC for each *share* submitted to the pool. Respond to the following:
     ○ Tell us what a *share* represents and whether the *share* is your performance obligation.
     ○ Substantiate how the provision of computing power to the mining pool is your sole performance obligation.
     ○ Tell us whether it is possible to provide computing power that does not result in valid shares.
     ○ Tell us how/when you report your work performed to the mining pool operator.
   - With respect to step three of IFRS 15, you told us that your computing power (hashrate) is transferred to the mining pool over a 24-hour period. You disclose that revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. Tell us at what point control over the goods or services is transferred to the customer and whether you satisfy your performance obligation over time or at a point in time and why. Refer to IFRS 15.31 - 15.46.
   - With respect to step four of IFRS 15, tell us whether the consideration includes a variable amount and, if so, how you constrain estimates of variable consideration. Refer to IFRS 15.47 - 15.59.
   - With respect to your non-cash consideration, you told us that you measure the Bitcoin earned and received from mining activities based on the price quoted on the day the Bitcoin are received as that measurement time is a few hours after the company completes its performance obligation of providing its hashrate for 24 hours. We note from BC253 of IFRS 15 that the boards observed that once recognised, any asset arising from the non-cash consideration would be measured and accounted for in accordance with other relevant requirements. Tell us how you considered the

        guidance in IFRS 15 since it appears that the timing of your measurement of the fair value of the non-cash consideration is in a period following when revenue is recognized. Refer to IFRS 15.66 - 15.69.
- With reference to Section 7 of the agreement, tell us how you account for pool fees paid to the mining pool. Refer to IFRS 15.70 - 15.72.

<u>Digital Assets, page 14</u>

3.   We acknowledge your response to comment 4. You state that the majority of your mined Bitcoin are sold within an operating cycle to fund operations, while the remaining Bitcoin are held for trading and used when needed. Please tell us your consideration of disclosing the amount of Bitcoin you do not expect to realize within an operating cycle. Refer to IAS 1.61 and 1.65.

4.   We acknowledge your response to comment 5, however your response did not provide all of the information requested. Please respond to the following:
- Tell us how the use of Coinmarketcap complies with IFRS, noting that Coinmarketcap is not itself a market where bitcoin and other cryptocurrencies are traded. To the extent you agree that Coinmarketcap is not your principal market, identify your principal market for us, and explain why that is your principal market. Otherwise, explain why Coinmarketcap meets the requirements of IFRS 13. Your response should explain how you considered and applied the requirements of IFRS 13, including paragraphs .16 through .20.
- You told us that you currently sell Bitcoin through Coinbase and another corporate third-party in Canada that has a platform connected to the main cryptocurrency exchanges in the world with the objective of selling Bitcoin at the "best" price across these multiple markets. Tell us the name of the corporate third-party.

    You may contact Kate Tillan at (202) 551-3604 or Rolf Sundwall at (202) 551-3105 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Crypto Assets